SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/24/15


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
2,276,922

8. SHARED VOTING POWER
1,625,770

9. SOLE DISPOSITIVE POWER
2,276,922
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,625,770


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,902,692 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.00%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
2,276,922

8. SHARED VOTING POWER
1,625,770

9. SOLE DISPOSITIVE POWER
2,276,922
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,625,770


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,902,692 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.00%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
2,276,922

8. SHARED VOTING POWER
1,625,770

9. SOLE DISPOSITIVE POWER
2,276,922
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,625,770


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,902,692 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.00%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
2,276,922

8. SHARED VOTING POWER
1,625,770

9. SOLE DISPOSITIVE POWER
2,276,922
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,625,770


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,902,692 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.00%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC
("NRO" or the "Issuer").

The principal executive offices of NRO are located at

605 THIRD AVE
2ND FL
NEW YORK NY 10158


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe the shares are undervalued and may communicate with management about measures to enhance shareholder value.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on July 6, 2015, there were 55,787,846 shares of common stock outstanding as of April 30, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of October 2, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 3,902,692 shares of NRO (representing 7.00% of NRO's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 3,902,692 shares of NRO include 2,276,922 shares (representing 4.08% of NRO's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity
Partners LP, Calapasas West Partners LP, Full Value Special Situations
Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP,
Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds").
Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 3,902,692 shares of NRO beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,625,770 shares (representing 2.90% of NRO's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 2,276,922 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,625,770 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of NRO's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of NRO were purchased:

Date:		        Shares:		Price:
08/06/15		23,595		4.8465
08/07/15		23,700		4.8630
08/10/15		12,800		4.8344
08/11/15		60,903		4.8532
08/12/15		34,447		4.8270
08/13/15		31,300		4.8269
08/14/15		31,050		4.8294
08/17/15		11,714		4.8777
08/18/15		46,608		4.8897
08/19/15		48,800		4.8710
08/20/15		32,800		4.8699
08/21/15		40,000		4.8062
08/24/15		69,347		4.5758
08/25/15		34,100		4.5297
08/26/15		53,900		4.4892
08/27/15		42,365		4.6268
08/28/15		58,718		4.6194
08/31/15		109,900		4.6054
09/01/15		12,232		4.5076
09/02/15		62,434		4.5167
09/03/15		40,261		4.5310
09/04/15		12,500		4.4601
09/08/15		24,828		4.5159
09/10/15		23,200		4.4712
09/11/15		44,910		4.4847
09/14/15		14,355		4.4918
09/15/15		54,612		4.4943
09/16/15		41,800		4.5509
09/17/15		62,942		4.5426
09/18/15		50,000		4.6444
09/21/15		46,110		4.6683
09/22/15		172,618		4.6253
09/22/15		4,991		4.6100
09/23/15		53,509		4.6486
09/23/15		2,000		4.6500
09/24/15		66,127		4.6329
09/25/15		44,285		4.6398
09/25/15		5,000		4.6400
09/28/15		57,554		4.5642
09/29/15		35,603		4.5581
09/30/15		71,742		4.5842
09/30/15		11,400		4.5963
10/01/15		12,834		4.5890
10/02/15		819,871		4.6091





d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/05/2015

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Agreement to Make Joint Filing

	Agreement made as of the 5th day of October, 2015, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC (NRO), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of NRO;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member